United States Securities and Exchange Commission	July 10, 2008
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Filed in EDGAR correspondence file

RE:

Tournigan Energy Ltd. (formerly Tournigan Gold Corporation)
Form 40-F for Fiscal Year Ended September 30, 2007
Filed January 30, 2008 (the "Filing")
File No. 0-50486

To whom it may concern:

Our amended responses below are referenced to your letter dated May 7, 2008.

Financial Statements

Note 19 – United States Generally Accepted Accounting Principles

a) Interest in exploration properties and deferred exploration costs, page 28

  In future filings, we will modify the second sentence of our policy to read "U.S. GAAP requires that all exploration costs be expensed, including drilling and related costs to upgrade mineral resources to reserves."

  In future filings, we will modify the last two sentences to read:

When proven and probable reserves are determined for a property and a bankable feasibility study prepared, subsequent development costs of the property would be capitalized. Once in production, previously capitalized costs and any subsequently capitalized development costs would be charged to production on a unit-of-production basis over the proven and probable reserves of the mine.

Please contact me at (604) 637-3567 if you have any further questions regarding our responses to your comments.

Yours truly,

/s/ "Hans Retterath"
Mr. Hans Retterath, CFO

Cc:

Mr. Dusty Nicol, CEO
Mr. Neville McClure, Stikeman Elliott
Mr. Norm Mayr, KPMG

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: 604-683-8320 Fax: 604-683-8340 Email: info@tournigan.com